                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    105759104
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                               3A Harrington Road
                                 London SW7 3E6
                                +44 20 7823 7044


--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 8, 2003
                             ---------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Carrousel Fund Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH                  810,800
     REPORTING          --------------------------------------------------------
    PERSON WITH         9     SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              810,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         810,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                              Page 3 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
      OWNED BY                810,800
        EACH            --------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
    PERSON WITH         --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              810,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         810,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IA*
--------------------------------------------------------------------------------


* Not registered under the Investment Advisers Act of 1940.

                                                             Page 4 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruno Sangle-Ferriere
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH                  810,800
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              810,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         810,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                                            Page 5 of 7 Pages


         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements Items 5, 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2003 (collectively, the "Schedule 13D") by The Carrousel Fund Ltd. ("Carrousel Fund"), Carrousel Capital Ltd. ("Carrousel Capital") and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, together with Carrousel Fund and Carrousel Capital, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of The Brazil Fund, Inc.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER

         Items 5(a), 5(b) and 5(e) below are hereby amended and restated in their entirety, Item 5(c) is hereby amended to supplement the original Item 5(c), as follows:

(a) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 810,800 shares of Common Stock, representing in the aggregate approximately 4.9% of the outstanding Common Stock. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) Each of the Reporting Persons shares the power to vote or direct the vote and to dispose or direct the disposition of all 810,800 shares of Common Stock deemed beneficially owned by it. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the last filing on Schedule 13D, the following open market sales of Common Stock have been made by Carrousel Fund:


     ----------------------------------------------------------------------------------------------------------------
              Date of Sale               Number of Shares of Common Stock Sold             Price Paid/Share
     ----------------------------------------------------------------------------------------------------------------
               May 8, 2003                              345,000                                 $14.90
     ----------------------------------------------------------------------------------------------------------------
               May 8, 2003                              410,000                                 $14.60
     ----------------------------------------------------------------------------------------------------------------

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock as of May 8, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

         One or more of the Reporting Persons has and may, from time to time in the future, enter into equity swap and other derivative transactions with one or more persons with respect to the Common Stock. Each of the swap or other derivative transactions is intended to provide the Reporting Person with a synthetic means of realizing any increase (or bearing any decrease) in

                                                              Page 6 of 7 Pages


the value of a specified number of shares of Common Stock. Pursuant to these arrangements, the Reporting Person does not have either the sole or any shared power to vote or dispose of any shares of Common Stock, nor does any Reporting Person have any right (or incur any obligation) to acquire shares of Common Stock. The Reporting Persons do not acquire beneficial ownership of any shares of Common Stock as a result of entering into such swap or derivative transactions.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to supplement the original Item 7 as follows:

Exhibit 5 Power of Attorney, dated as of May 14, 2003, relating to Carrousel Fund Ltd.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CARROUSEL FUND LTD.


                             By:  /s/      Bruno Sangle-Ferriere
                                  ------------------------------
                                  Name:   Bruno Sangle-Ferriere
                                  Title: Attorney-in-fact



                             CARROUSEL CAPITAL LTD.



                             By:  /s/      Bruno Sangle-Ferriere
                                  ------------------------------
                                  Name:   Bruno Sangle-Ferriere
                                  Title: Director


                                  /s/      Bruno Sangle-Ferriere
                                  ------------------------------
                                  Bruno Sangle-Ferriere